Filed by WPX Energy, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

REFINITIV STREETEVENTS EDITED TRANSCRIPT Q3 2020 WPX Energy Inc Earnings Call EVENT DATE/TIME: NOVEMBER 03, 2020 / 3:00PM GMT

NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

CORPORATE PARTICIPANTS

Clay M. Gaspar *WPX Energy, Inc. - President, COO & Director*
David Sullivan *WPX Energy, Inc. - VP of IR*
J. Kevin Vann *WPX Energy, Inc. - Executive VP & CFO*
Richard E. Muncrief *WPX Energy, Inc. - CEO & Chairman of the Board*

CONFERENCE CALL PARTICIPANTS

Brian Arthur Singer *Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst*
Charles Arthur Meade *Johnson Rice & Company, L.L.C., Research Division - Analyst*
Gail Amanda Nicholson Dodds *Stephens Inc., Research Division - MD & Analyst*
Leo Paul Mariani *KeyBanc Capital Markets Inc., Research Division - Analyst*
Neal David Dingmann *Truist Securities, Inc., Research Division - MD*
Nitin Kumar *Wells Fargo Securities, LLC, Research Division - Senior Analyst*

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the WPX third quarter webcast call. (Operator Instructions)

It is now my pleasure to turn your conference over to today's speaker, David Sullivan, Vice President of Investor Relations. Please go ahead.

David Sullivan ***WPX Energy, Inc. - VP of IR***

Thank you. Good morning, everybody. Welcome to the WPX Energy's Third Quarter 2020 Call. We appreciate your interest in WPX Energy. Rick Muncrief, our Chairman and CEO; Clay Gaspar, our President and COO; and Kevin Vann, our CFO, will review the prepared slide presentation this morning. Along with Rick, Clay and Kevin, other members of the management team are available for questions after the presentation. On our website, wpxenergy.com, you'll find today's presentation and the press release that was issued after the market close yesterday.

Also, our Q will be filed later today. Please review the forward-looking statement and disclaimer on oil and gas reserves at the end of the presentation. They're important and integral to our remarks, so please review them. So with that, Rick, I'll turn it over to you.

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Thank you, David, and good morning to everyone. As always, we appreciate your time today and your interest in WPX Energy. This was a uniquely exciting quarter. As we discussed on September 28, we've entered into a merger of equals agreement with Devon Energy. This is a milestone moment for WPX as we diligently work to accelerate how quickly we can accomplish the 5-year vision targets we laid out last year. Progress on the merger is already underway. We've organized an integration team, which is led by a combination of highly qualified individuals from both WPX and Devon, who know the businesses inside and out. We recognize that synergies and redundancies between the 2 companies will impact jobs, but we're going to be very thoughtful and respectful of people as we move through that process.

Everyone understands the realities of the difficult macro environment we're in, and there's certainly a lot to be said for the viability of combining the strengths of the companies and the attractive value it adds for shareholders. With that, let's turn to Page 2.

Let me touch on some really impressive highlights that we're seeing in the second half of the year. This was another strong quarter for WPX despite the COVID overhang in the market and its impact on pricing and demand.

As you may recall, last quarter, we raised expectations for free cash flow for this year to $200 million. Thanks to our financial discipline and how well we're executing at a very high level overall, we're now raising that target by 50%, as we expect to generate more than $300 million of free cash flow this year. We've already achieved our oil target of 140,000 barrels a day that we had set for December 31. Because of our capital efficiency, we're raising our fourth quarter guidance to between 137,000 and 143,000 barrels of crude oil per day.

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

Also, we continue to see great trends on the cost side of our business. We're lowering our 2020 CapEx by another $50 million and have improved our LOE goal by 14%. Finally, we're seeing some significant delineation success in the Delaware Basin with promising initial results from several recent Bone Spring wells in our Stateline position. Clay will provide more details on that shortly. Great results and positive momentum have put us in an extremely strong position as we work toward our strategic combination with Devon. As it stands today, on a combined basis, we expect to be the fifth largest independent oil producer in the U.S.

Now let's turn to Page 3 and take another look at what that means for shareholders. This strategic merger presents truly compelling rationale that critically delivers for the long term. This is a high-impact transaction. It brings together the best of WPX and Devon's businesses to deliver long-term value and to more readily withstand fluctuations in commodity prices. The combined strength of WPX and Devon is evidenced by the fact that the transaction will be immediately accretive to all per share financial metrics in the first year.

This includes earnings, cash flow, free cash flow and net asset value as well as return on invested capital. With our enhanced free cash flow-generating capabilities and our highly disciplined strategy, we will accelerate Devon's transition to a business model that prioritizes returning cash to shareholders over production growth. Additionally, the all-stock transaction ensures a combined company will retain a strong balance sheet and $5 billion in liquidity, including $2 billion of cash on hand.

The asset portfolio will be anchored by a premium acreage position in the economic core of the Delaware Basin. And as I alluded to earlier, there's still so much more to discover across the various benches and horizons in the basin's stacked pay. Additionally, we expect to realize significant synergies from the merger to the tune of at least $575 million in annual cash flow by year-end 2021. Our teams are working to close the transaction as quickly as possible in order to begin executing on these opportunities that we already know exist today.

Now let's turn to Page 4. One of the most unique aspects of this transaction is the incredible value proposition it presents to shareholders. As opposed to other recent transactions, our ability to influence the shape and look of the combined company includes attractive carrots that only a deal like this can.

Let's start with the free cash flow potential of the combined company, which materially enhances the results WPX was already achieving on our front. Additionally, this combination will allow us to be well positioned for multiple expansion given the pro forma metrics of the new Devon. We look forward to competing against some larger peers, and illustrating and capturing this multiple expansion will be a priority for us.

The all-stock terms of the transaction also allows shareholders of both WPX and Devon to benefit from cost synergies and the significant upside potential of the combined company. With the business now scaled to consistently generate free cash flow, the combined entity will be able to support the implementation of a fixed plus variable dividend strategy that we discussed in the merger announcement.

We're taking the best of the WPX business and the best of the Devon business and are creating a company that is poised for success, both in the current environment and over the long term. Our shareholders will have a 43% ownership in the combined company which, as I've mentioned before, accelerates how quickly we can achieve our 5-year vision targets.

Now let's turn to Page 5. I've already touched on the synergies available through the transaction, however, I'd like to reinforce how sizable they are for shareholders. The net present value of these synergies over the next 5 years equates to more than $2 billion of value. Let me repeat that. The net present value of these cost synergies over the next 5 years equates to more than $2 billion of value. Our integration team is starting to examine how best to extract and realize this value. There are very well-defined opportunities across the board, many of which we acknowledge will impact people at both companies very personally.

The identified synergies will be derived from improvements to operating margins, reductions to G&A, improvements to the capital budget and decreasing financing costs as we look to opportunistically reduce pro forma debt. We will continue to work productively with Devon to close the transaction, which we expect to occur in the first quarter of 2021, if not sooner. We will continue to keep you updated as there's news to share.

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

Now I'll turn the call over to Clay Gaspar, our President and COO, who will update you on our third quarter operations results.

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Thanks, Rick, and good morning, everyone. There's been quite a bit going on around here since our merger announcement call. Devon and WPX have come together to form an integration team comprised of leaders from both organizations. We've been making significant progress on that front, and we'll be ready for a smooth transition on day 1.

We're also making important cultural, organizational and process decisions that will impact the company for years into the future. Our goals are simple: one, make the most out of this amazing opportunity to blend the best from both organizations as well as bringing in outside ideas where we can further improve our collective game; two, build a singular world-class culture that is driven by innovation, entrepreneurship and open communications; three, capture the synergies that we described related to the deal and then exceed them.

Meanwhile, both companies have continued to drive performance to make incredible operational strides. I look forward to sharing just a few of those with you today. As we restarted wells and picked up operations back in the third quarter, we added 2 frac crews in July, 1 in Delaware and 1 in Williston. Then we added an additional crew in Delaware in August. This allowed us to start putting wells on first sales in the back half of the third quarter. This activity created significant momentum, which has continued into the fourth quarter and has our current oil production exceeding 140,000 barrels of oil per day, 2 months ahead of schedule. We continue to drive down well costs, operating costs down and well productivity up.

Let's turn to Slide 7 and talk specifically about our Monument Draw activity. Our technical team has done considerable work on well spacing, landing and completion design in the Monument Draw acreage. As you know, we closed the Felix deal on March 6 and then quickly shut down operations due to the pandemic. The technical work did not stop, but we were forced to slow down the implementation of some of the changes that we knew from the beginning needed to be altered.

Later in the third quarter, we spud our first Monument Draw wells with WPX landing, spacing and completions designs. We should have initial production from those wells at the year-end call in February. The diagram on this slide shows the difference in approach WPX is initiating versus Felix approach on the mega pads. WPX's approach is 4 wells per interval spaced at 1,330 to 1,560 feet horizontally and vertically offset to maximize the rate of return.

Felix was trying to test horizontal spacing, vertical spacing and landing zones in a fashion that pushed for timely info rather than ultimate returns. We have seen significant uplift of the wider spaced wells that Felix drilled just before handing over operations, but we see significant additional upside as we fine-tune landing zones and tighten up the geosteering performance. We've also been working on operational changes that have proven to drive down costs; at the same time, improve the wellbore cleanout; and ultimately, the well returns.

Today, our new 2-mile wells for Monument Draw are planning for just over $700 per foot, and we continue to see room for improvement. This is a massive savings from what we've underwritten the deal on, and the well returns continue to improve even at a depressed price environment.

Let's turn to Slide 8 and talk a little bit more about Stateline. As you can see on this slide, our Stateline area, we have very strong second and third Bone Spring results. I've talked in prior calls about the highly economic tests we have in the third Bone Spring.

I should add that we have now tested 4 landing zones in the third Bone Spring Lime and with the additional confidence in the Second Bone, we are adding years of premium inventory that competes with our Wolfcamp A. As we got back to operations, the team was able to see the results in the 2-mile Second Bone and Third Bone Lime wells. Both intervals delivered strong performance, with the Second Bone Sand producing a 30-day average of over 3,700 BOE per day with 62% oil cut. The 4 Third Bone Lime wells averaged over 3,000 BOE per day in the first 30 days with an oil cut of 57%.

On top of these strong well results, we see our D&C costs continue to decline in state area -- in Stateline area. Our average cost per foot for drilling and completion in the third quarter was $600 per foot for a 2-mile well. These are very impressive costs for 2-mile wells that

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

should compete with anyone out there. Also, the Third Bone Lime and the new Second Bone targets will benefit from our existing Stateline infrastructure already in place. This not only allow us to capture very attractive returns, but the existing infrastructure allows us to choose development pace based on optimal returns, not midstream build-out timing.

Compounding the incredible work that our team has done on driving down well costs, uncovering new economic inventory and improving well performance, we're also driving down operating expense. As mentioned in the release, we are materially moving down our full year LOE guidance on the back of this improved performance. Operational cost improvement dollars are some of the hardest to capture, but they are hugely impactful to the corporate bottom line because of the annuitized benefit they provide.

One last thing I wanted to mention before I hand the call to Kevin is that even with this incredible focus on the Permian assets, we're still driving improvements in the Williston Basin. We had several highlights for Williston this quarter and much of it in the operating expense category, but one well pad really caught my eye. The 3-mile Omaha Woman wells were competing for space in the facilities and therefore, curtailed, but still managed to average over 4,800 barrels of oil per day for the first 30 days. And by the way, these wells had a D&C cost of $360 per foot.

Now for the last time, I'll hand over the call to my good friend, Kevin Vann, our CFO extraordinaire, for the financial updates.

J. Kevin Vann ***WPX Energy, Inc. - Executive VP & CFO***

Thank you, Clay. It's clear that our operational and financial results point to a lot of momentum going into 2021 as we prepare to complete our merger with Devon. The WPX legacy will ultimately be one of decisiveness and delivering on what we say we're going to do. This year alone, we've already generated $241 million of free cash flow and begun to stack some cash, as we always said we would. At the same time, we're reducing costs, raising our fourth quarter production target and cutting our planned CapEx even further.

As I look back, we've overcome a lot of hurdles over the years to reach this point, including a complete and total transformation of our portfolio, covering approximately $11 billion of M&A activity. I would be remiss if I didn't recognize the vast and important contributions our people have made to WPX's success.

They're the backbone and foundation of everything we've accomplished. Our people deserve their due for the courage they've shown in the face of adversity and for their creativity and foresight to counter headwinds and keep the company charging ahead. Even with this year's challenges, WPX remains a vibrant company with a very healthy balance sheet that's poised for even greater things ahead as we combine our strengths with Devon.

Let's turn to Page 10 and take a closer look at our third quarter numbers. We generated nearly $80 million of free cash flow in the quarter. As Clay indicated, our well costs and production expenses are quite impressive and also a big driver of the substantial free cash flow number for the quarter. As I mentioned, we have generated over $240 million of free cash flow for the year. Despite the significant decrease in realized oil prices, our quarterly EBITDAX of $389 million was $28 million higher this year as compared to the third quarter of 2019. On a year-to-date basis, our EBITDAX is $140 million higher than 2019.

I realize we are generating more oil this year with our quarterly and year-to-date average daily production levels at over 122,000 barrels per day. However, realized prices decreased by 28% in this quarter alone. As oil prices have decreased, our focus on managing our production cost continues to be paramount in our ability to generate free cash flow. For example, on a per unit basis, our LOE has decreased by 20%, as Clay mentioned. These were all cost savings that we had previously communicated at the start of the pandemic.

It may get lost in the macro right now, but I'm pleased to say we are achieving those cost reductions. I mentioned earlier that one of the WPX legacies will be that we did what we said we were going to do. This is yet another example of it. Our oil production is right in line with what we had expected when we communicated to you during our second quarter call. You can see from our press release that we are planning to average 137,000 to 143,000 barrels per day for the fourth quarter. I'm not an engineer, but I do know that we are delivering what we anticipated months ago.

More important than oil production and consistent with the drumbeat that is getting stronger each day in the industry, we are focused on

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producing more repeatable free cash flow and becoming more capital efficient. This quarter is a prime example of it. The steps we are taking to help with this mindset change can't be ignored. Well, I guess it can be ignored, but we are delivering on what investors say they want to see. For the third quarter, we are reporting adjusted net income of $60 million, which is over 50% higher than prior year. The increase in oil production and lower LOE helped drive this increase together with the overall lower DD&A rate. Capital expenditures incurred for the third quarter totaled $256 million compared to $264 million last year. And again, as Clay mentioned, we're really proud of the team and how they continue to drive well cost down. In conclusion, I'm proud of what the WPX team has done since becoming the CFO back in 2014. It's been a privilege to be part of this team, and the opportunity to help with the transformation was one of the highlights of my career. Obviously, these are tough times. As a matter of fact, the last 6.5 years have been tough, but WPX has persevered through it all. We have all learned a lot and demonstrated our commitment to the shareholders. With that, I'll turn it back over to Rick for some closing comments. Richard E. Muncrief WPX Energy, Inc. - CEO & Chairman of the Board Thank you, Kevin. Great job. Folks, as you've heard on today's call, WPX is exceptionally well positioned for success. We continue to excel strategically, operationally and financially as we work toward the close of our merger with Devon. Once again, I want to personally thank our entire organization for their dedication and tireless efforts over the past several years. Now a new chapter is opening. This is a high-impact transaction. By consolidating with Devon, we're improving our balance sheet strength and financial flexibility that positions us to continue to deliver long-term value to shareholders through optimization of our combined operations as well as some significant synergy capture. As we've shown, our strength is underscored by our strong third quarter earnings and continued execution on our outstanding assets. We'll bring the strength of the combined portfolio following the close of the transaction which will, in turn, have an even larger impact for the shareholders of both companies. A few days ago, Devon announced strong results and a favorable outlook. Today, we did. Together, WPX and Devon will be able to bring out the best in both of our businesses, and we will be well positioned for the long haul. Today's investors ask for generating free cash flow, returning some cash to shareholders, financial discipline and an ever-improving ESG performance. We look forward to delivering across the board in all of these areas. And with that, operator, please open the line for any Q&A. Thank you. David Sullivan WPX Energy, Inc. - VP of IR Operator, we're ready for Q&A. QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from Brian Singer with Goldman Sachs.

NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

Brian Arthur Singer ***Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst***

I just have one question, and that is, as you look to and as you look at the successes you've highlighted from a well performance perspective from the Stateline wells and then your planning process in Monument Draw. How does that impact the prioritization of legacy WPX and then Felix acreage in a combined Devon-WPX portfolio? Does that change how you're thinking about the prioritization of where drilling would take place in somewhere between maintenance to 5% growth scenario?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Yes. Brian, that's a great question. I think the reality is we will be getting, as part of our integration process and we're trying to accelerate that, is to sit down with our team, the Devon team and make sure that we're really looking at things in a similar way. It's sure going to take some time for us to really prioritize the completions you saw the results that they announced last week, very significant. Some of our Stateline wells that Clay referred to, very, very strong and Monument Draw is something we've been really wanting to sink our teeth into. So we're just going to have to give it a little time, let the teams work, and we'll be able to lay that out, hopefully, in our February call.

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

And Brian, I think your question was specifically on the WPX side around Stateline versus Monument Draw. I'm happy to report they're getting more and more competitive every day. Stateline has the benefit of lots and lots of reps. And so we've been able to derisk that quite a bit. As you've sensed on the last couple of calls around Monument Draw, we have moved that needle very significantly, but there's still a lot of opportunity there.

As we bring on more wells in landing zones, with the proper geosteering, the proper cost structure, some of these new techniques we're using, it's becoming much more competitive. Now the way we bake the economics in is we anticipate some additional benefit, but you have to risk that because at the end of the day, these guys rely on us to deliver every single quarter. And so you have to think about it on a risk basis. As the Monument Draw risk comes down, it becomes much more competitive with Stateline. I would anticipate, as we've talked before, somewhat of a balanced approach between the 2 areas.

But that changes month-to-month in each area. As they make these material improvements, that jockey is positioned. So we have a very dynamic capital allocation process.

Operator

And our next question comes from the line of Charles Meade with Johnson Rice.

Charles Arthur Meade ***Johnson Rice & Company, L.L.C., Research Division - Analyst***

I just wanted to also ask about that Delaware spacing. And specifically, the -- I believe it's Slide 7 you have there that Clay went over. I think most of us, when we look at the slide, we focus on the XY plane. But my understanding is that a lot of this, a lot of what you learned about spacing is actually along the z-axis. And so I wondered if you could talk about whether that's, in fact, the case in about how confident you are in this new spacing plan that you laid out.

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Yes. Charles, excellent observation. You're right. We talk generically about spacing and we think in a 2-dimensional plane or fashion. But you're right, that third dimension, that z-axis is equally critically important. And one thing you'll note from that diagram is the staggering of that Z plane. And so when you stack wells at some on the left side of the page, some of those show. You may have 125 to 175 feet of vertical stagger and they're stacked right on top of each other, man, that's a recipe for disaster. Just -- it doesn't work.

And so even taking that very tight vertical spacing and offsetting by a few hundred feet, 200, 300 feet, can make a significant difference. So we use that piece of it, and then we also consider that dimension of the Z spacing is also an incredible component as well. So yes, I -- good observation and you're spot on. It sounds like our diagram works.

Charles Arthur Meade ***Johnson Rice & Company, L.L.C., Research Division - Analyst***

Got it. And then this is a -- this may be a little premature to be asking questions along this way. But picking up upon your success with the Second Bone Springs this past quarter, my impression is that Devon has actually done a lot more in the Bone Springs than you guys

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

have. And is -- do you share that impression? And is it -- have you had the opportunity yet to compare development concepts and perhaps turn up some new opportunities or ideas?

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Yes. I would say it's a little early to say that we have a development concept. But here's what I'm excited about and David Harris, on the other side, shares the same excitement. They have been a very significant and really, the New Mexico side, very significant Bone Spring development players. And then magically, at that geologic fault known as the Stateline, things flip over to the Wolfcamp. And so we're sitting on the Texas side, Wolfcamp developers and then you run up into the Stateline and then things flip back over.

You noticed on our call that we highlighted the Bone Spring activity on the Stateline. Also note, on their call, they highlighted the Wolfcamp activity on the New Mexico side. So this is the whole reason we wanted to be part of this incredible basin is that prolific sense of landing zone after landing zone. In both cases, you benefit from existing infrastructure, all the synergies associated with that. You don't have to build locations, you get to reuse facilities, all the -- reuse a lot of that infrastructure, compounding the incredible economics that we have. So yes, we see it on both sides of the Stateline, and there's nothing magical about that Texas-New Mexico border that should change any of our development schemes.

Operator

And our next question comes from Leo Mariani with KeyBanc.

Leo Paul Mariani ***KeyBanc Capital Markets Inc., Research Division - Analyst***

Obviously, a significant production increase. If I look at Q4 average oil, 122,000 and getting to 140,000, well ahead of schedule here. I guess we'll call it circa November 1. Just wanted to get a sense of what was driving that? Are you guys basically able just to get things moving faster in the field? Are you getting more wells turned into sales perhaps than expected? What's kind of driving the upside in the oil production here?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Leo, I think the bottom line is we got back to work late there in the third quarter. And you start to see the impact. As Clay talked about in his prepared comments, we had some great performance in both basins. And so it's just a simple productivity that we're seeing from the Bone Springs, the Wolfcamp and then up in the Bakken.

Those are some outstanding wells. So great capital execution. And it just probably a little bit better than forecasted productivity, but really good news.

Leo Paul Mariani ***KeyBanc Capital Markets Inc., Research Division - Analyst***

Okay. That's good to know. And I guess, as a result of the kind of raised fourth quarter guidance, does that in turn potentially raise the year-end '20 oil exit rate for WPX as well here?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Well, it could. But the bottom line is, the fact is we're sitting here at $35 oil price, $37. We're going to be really thoughtful. So it's 140,000 barrel a day range kind of locked in there is probably a pretty good spot for us to be in, but we'll see. And we do have some tremendous wells in the queue to complete.

Leo Paul Mariani ***KeyBanc Capital Markets Inc., Research Division - Analyst***

Okay. That's helpful. And obviously, you guys were very successful on LOE cost reductions here. Just wanted to get a sense, do you think that vast majorities are going to be permanent? Or could some of these disappear if commodity prices were to improve the next year?

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Yes. What's interesting about it is, on the LOE side, you don't see that inflation-deflation correlation as much as what you do on the D&C side. I would say what we were forced to do in really exploring just questioning everything, how do we do things differently. As we curtailed back into the second quarter, one of our leaders here in the organization came up with a term to kind of protect our own. And this was a call to arms to all the employees to figure out what are we paying other organizations to do? What are we farming out that we

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

can just -- we can pick up and do? And it was really incredible, the amount of work that we were able to really capture: repairs, rebuilds, all those kind of things that typically we would have, in busier times, kind of farmed out.

Maybe we got a little bit of complacency in doing so. This call to arms has really allowed us to capture a lot of that back. We also looked critically at every contract and every sourcing agreement. Certainly, there were some pricing going in when you think about some of the supply chain. But I would say, by far, most of it was organizationally, thinking differently about how do we do what we do.

So to answer your original question, I would say most of this we will be able to hang on to. We watch the numbers. Of course, we see it a lot more granularly than you see it. And we watch the numbers dip. We saw a little bit of giveback, and we got a lot of these wells back on production. But now we've seen several months of continued improved performance. So I have a great deal of confidence that we will be able to hold on to the lion's share of these LOE savings.

And as I mentioned in my remarks, don't underestimate what the value of that really is because that pays every month, every quarter, every year, as long as you can possibly hold on to it and creates tremendous value for the shareholder to the bottom line.

Operator

And our next question comes from the line of Nitin Kumar with Wells Fargo.

Nitin Kumar ***Wells Fargo Securities, LLC, Research Division - Senior Analyst***

Rick, I want to start with industry consolidation. You obviously started a trend there. Since you announced your merger, there has been some more deals. Some of the commentary has revolved around scale and where $10 billion has to be the market cap that grants you relevance. And I just wanted to get your thoughts on where do you see the A&D market going from here? Do you see more consolidation? And if there's a role for -- I know it might be a little bit of an unfair question, but is there a role for the new Devon with you at the helm to play in that?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Well, that's a good question. As we've been very public in our support of consolidation in this basin and it's an industry, not only in the Permian but across the industry. So we're pleased with the trend that we feel that we played a role in getting some things kicked off.

The first part of your question is as far as having a need to be at $10 billion or more market cap to be investable. I heard another CEO make a comment. I really don't think that's really necessarily the case. I think there's some great investment opportunities for some companies a little smaller than that. I do think, however, that scale matters, and that's going to be very, very important. And over time, you'll see it probably even more important.

As far as the new Devon playing a big role in additional consolidation. I think right now, we're so focused on making sure that we get the integration right. We capture the synergies. There will always be some opportunities to look at, to evaluate. But just as we've always done and I believe Devon has always done is, there's a very high bar and so we'll be thoughtful about that. Certainly, we do believe the scale matters. But I think what matters even more is execution and doing what you say you're going to do and things like capturing synergies, those sorts of things.

So I'd say stay tuned. But for us, our focus is very much on getting the integration successfully done and get the synergies captured.

Nitin Kumar ***Wells Fargo Securities, LLC, Research Division - Senior Analyst***

Great. That's a fair answer. My next one is for Clay. Clay, looking at Slide 7. This third lime versus the third Bone Spring Sand, my knowledge of geology is way less than yours, man. So maybe help us out here. How distinct are the 2 zones? And especially as you think about -- you mentioned New Mexico versus Texas, Delaware. How much of this should we be seeing up north as you get some of that acreage?

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Yes. Great question. Thanks for the clarification. So we talk internally about the third Bone Lime because it is clearly lithologically different than the third bone sand. So the sand sits right on top of the greater Wolfcamp A interval. And what we're doing in the XY, what the industry is doing in the XY, 100% chance that you are getting some third Bone Spring Sand contribution to those XY wells, okay? So we wanted to make sure and designate this as the lime because it is clearly different. It sits above the third Bone Spring Sand, which is often kind of a shared resource with that uppermost landing zone in the Wolfcamp. Sometimes you'll see other industry partners land in the third Bone Spring Sand, and you can kind of share that way as well. We've skipped over that interval. And in the lime interval, we actually have -- internally, we term it LS 1 through LS 7 and beyond. And these are individual lime zones that we are landing in.

As I mentioned, we've landed in 4 of those very successfully. We can see there's a lot more frac barriers in that lime, and so you stay much more contained inside that lime. And what we're seeing, we've tested this very soundly. In that third Bone Spring Lime, you're very -- you are depleting -- that's the depletion interval. You're not reaching into that second bone. And even in the lower wells, you're not getting very deep into that third bone sand, and you're certainly not getting into the Wolfcamp.

So we've talked many times on these calls about kind of what is the flow unit because the last thing you want to do is go in and partially develop a flow unit and then come back a year later and realize that you've kind of screwed up the rest of the development. That's something we're hyperfocused on. And as we talk about this third Bone Lime, that's something we're very thoughtful about how we develop. So lots of testing on that, lots of individuals, a few co-developments, a few -- some of the science work, understanding the vertical growth of the stimulation and understanding what's depleting what. So I can tell you, I feel very confident today in the approach that we're taking. We'll continue to test a little bit more on spacing, both in the second and the third Bone Lime. And then we'll be able to add that inventory number, hopefully, in the coming quarters.

Operator

And our next question comes from Neal Dingmann with Truist.

Neal David Dingmann ***Truist Securities, Inc., Research Division - MD***

Rick, this has been asked around, but I just want to make kind of a clarification. I guess my -- is really the first question just on this second half activity. Really seems you all have done just a great job. You've been maybe a bit more active than I thought you'd even be hitting the 140,000 sort of late this year. And I'm just wondering, I guess, this seems a bit different than the very slow growth plans at the new Devon. So I'm just wondering why sort of push it into this activity so much into this merger versus maybe just if you'd already hit that keeping those DUCs and maybe reducing rig? I'm just kind of wondering how you're sort of -- if you're thinking any different about sort of the growth versus the shareholder return prospects these days?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Yes. Neal, that's -- I guess, where we're at is that we did increase 122,000 as far as the third quarter average up to 140,000 fairly rapidly, but it was some -- just some phenomenal well results. And so it's not really an increase of activity. It just got back to work or base activity level that we planned. So just performance driven as much as anything.

And so -- but I think I mentioned that, yes, we could let it rip. We've got some great wells coming up. We could truly increase activity, which is what I think you're saying that we're not going to do that. I mean it doesn't make sense. I think in this 140-ish range, feels pretty good. Could we be a little bit higher? Maybe a little bit, but it's just going to be a matter of well productivity. And so we'll see how that all plays out. But what you're touching on is growth versus free cash flow. And I think we try to be pretty clear that we want to generate free cash flow.

Neal David Dingmann ***Truist Securities, Inc., Research Division - MD***

Okay. And then, Clay, definitely seems like as these wells, you're getting these large and larger returns. Is this kind of driven by stepping up? It seems like you've done -- you talked about the 3 mile more 2 sort of mile. Is that sort of doing these longer laterals board just -- I guess, what's driving that? Is that more just the optimal returns that you're seeing from these? Or just that you're able to do this because of spacing, et cetera? Or maybe what sort of led to this?

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NOVEMBER 03, 2020 / 3:00PM GMT, Q3 2020 WPX Energy Inc Earnings Call

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

Yes. Neal, in the Permian side in Delaware in particular, we're really geared up for 2-mile development. And so that's the way we've gotten our land arranged. We've done a ton of trades. And if you recall from the RKI acquisition, kind of pre-acquisition, their average lateral length was about 3,800 feet. So we've pushed that just approaching, just touching 10,000 feet, we consider that a huge win. The 3-mile development, we've done probably several dozen of those in the Williston Basin.

And those are kind of unique situations where you have a 3-mile development that you'd rather not do certainly a 2 and an individual 1. We feel very comfortable in our ability to drill 3-mile wells, and that plays a part there, specifically the wells I've mentioned in Williston. I would say the real change in improvement in Permian, both in Stateline and in Monument Draw has just been tweaking things like landing zones, things like steering, completion design, how do we drive that efficiency? Even the flowback techniques, there's been a lot of debate on this flowback, the right approach or something more aggressive. We kind of have some points in between and some things that we're doing along those lines to improve wellbore cleanup and at the same time, honor some of the geochemical and geomechanical considerations downhole as well.

So a lot of small knobs at this point on the Stateline area. We've got some bigger knobs we're turning in the Monument Draw area. And we're seeing -- that's why we're seeing such differential improvement quarter-over-quarter there.

Operator

And our next question comes from the line of Gail Nicholson with Stephens.

Gail Amanda Nicholson Dodds ***Stephens Inc., Research Division - MD & Analyst***

Looking at the Williston, as you guys move into that one-rig program, is there anything that you guys can do to help try to mitigate the decline of the Williston asset as you move through time?

Clay M. Gaspar ***WPX Energy, Inc. - President, COO & Director***

The base decline is something that I think will be, especially in the new combined organization, it's going to be such an incredible focus for the company. There's a lot of things around -- in the production engineering world that you're always trying to fight that. I would say the biggest needle mover is just slower activity. As we move from historically a high-growth company to a low-growth company, the law of numbers takes over. And all of a sudden, your base decline just flattens materially.

So in Williston, which you would see as a base decline for year 1, will be significantly less in year 2 and 3. But please note that we are looking every day at always trying to improve the day-to-day fight of drive LOE down, improve well performance, do it in an environmentally friendly way. And so that work continues. But I would say the biggest change for improving base decline is just the transition to this lower activity cadence of the new combined organization.

Gail Amanda Nicholson Dodds ***Stephens Inc., Research Division - MD & Analyst***

Great. And then in the press release, you guys mentioned that there were some service outages that affected rates in both of the basins this quarter. Can you just clarify what those service outages were?

Richard E. Muncrief ***WPX Energy, Inc. - CEO & Chairman of the Board***

Could you repeat that? You had some background noise there.

Gail Amanda Nicholson Dodds ***Stephens Inc., Research Division - MD & Analyst***

Sorry, the dogs are barking. In the press release, you guys talked about service outages affecting production in both basins in the quarter. I was just curious on what those service outages were, if you could provide any clarity there.

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11

Yes. So this is midstream upsets in both basins. This is kind of just background work. But when you're concentrated to one processing facility or one gatherer, it can certainly come into play. And we happen to experience that in the quarter for both Williston and in the Delaware Basin. In the Williston, we've gotten that all resolved. In the Delaware Basin, we have alternative outlets. And now once again, flaring is down and production is back up. So we've regrouped and got that heading in the right direction. Richard E. Muncrief WPX Energy, Inc. - CEO & Chairman of the Board I believe the impact was somewhere at 500 to 1,000 barrels a day range, impact when you just put the 2 just together. Okay, folks. Well, we appreciate your interest in WPX today. We're extremely excited about what the future looks like. We do think that scale matters. You're talking about a stronger company, and we're really, really excited about what the future holds. So have a great day, and we'll see you down the road Operator Thank you. Ladies and gentlemen, this concludes today's Q&A portion. I'd now like to turn the conference back over to your speakers for further remarks. Ladies and gentlemen, this concludes today's conference call. Thank you for your participation. You may now disconnect. Everyone, have a good day. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Briefs are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT BRIEFS REFLECTS REFINITIV'S SUBJECTIVE CONDENSED PARAPHRASE OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT BRIEF. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2020 Refinitiv. All Rights Reserved.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in urther production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.